Exhibit 99.1

Company Contact:	Investor Relations Contact:
Mr. William C. Morro, CEO	Mr. Crocker Coulson, President
CNC Development Ltd.	CCG Investor Relations
Phone: +1-312-957-4172	Phone: +1-646-213-1915 (NY Office)
Email: wmorro@interamerican-group.com	Email: crocker.coulson@ccgir.com
www.cncdev.com

For Immediate Release

CNC Development Ltd. Announces:

 Conclusion of Exchange Offer with 100% Participation
Appointment of New Directors and Designation of Class A Preferred Directors
New Strategic Acquisition Initiatives
 Trading Symbol Changes

Shanghai, P.R.C., December 21, 2009 – CNC Development Ltd. (“CNC” or the “Company”) (OTCBB: CDLVE; CDLKE; CDLWE) (fka InterAmerican Acquisition Group Inc.) announced today that all shareholders of Sing Kung Ltd. who were not parties to the stock purchase agreement have subscribed to the exchange offer for CNC shares.  As a result, CNC owns 100% of the equity of Sing Kung.

Changes to Board of Directors
Following CNC’s acceptance of the shares tendered in the exchange offer, a requisite majority of CNC Preferred shareholders acted by written resolution to appoint two new members to CNC’s board of directors:

Steven Klein.  Mr. Klein is a Partner with Apple Core Holdings, a privately held investment company.   Mr. Klein also holds the position of Chief Executive Officer for Apple Core Hotels, a chain of hotels in mid-town Manhattan controlled by Apple Core Holdings.  Mr. Klein also serves on the boards of directors of other Apple Core Holdings investments and currently holds two such directorships with Jumpnode Systems, LLC and Meaningful Machines IP, LLC.  He is the producer of the movie version of the Broadway play, Passing Strange.  Prior to joining Apple Core Holdings Mr. Klein was employed as an attorney practicing real estate law at Skadden, Arps, Meagher and Flom LLP.  Mr. Klein holds a J.D. from Boston University and a Masters degree in tax law from New York University.

David Miller.  Mr. Miller is a Partner with Apple Core Holdings, a privately held investment company.   Mr. Miller also holds the position of Corporate Counsel and Chief Financial Officer for Apple Core Hotels.  Mr. Miller also serves on the boards of directors of other Apple Core Holdings investments and currently holds two such directorships with Jumpnode Systems, LLC and Meaningful Machines IP, LLC.  Prior to joining Apple Core, Mr. Miller was employed as an attorney practicing corporate and transactional law at Williams, Caliri, Miller and Otley LLP, a firm specializing in representing financial services clients.  He received a B.S. in Economics from Wharton School of Business at the University of Pennsylvania and a J.D. from Duke University.

Mr. Klein and Mr. Miller were also designated as Class A Preferred Directors together with two continuing Directors, William Morro and Daniel Beharry.

Richard M. Wolfson and Dr. Hermino A. Blanco Mendoza resigned as CNC Directors, creating two Directorship vacancies that were filled by the appointments of Mr. Klein and Mr. Miller.

“We greatly appreciate the service of Mr. Wolfson and Dr. Blanco Mendoza,” said Mr. William Morro, Interim Chief Executive Officer of CNC.  “We thank them for continuing to serve as board members until the exchange offer was concluded and replacement Directors were identified and designated by the Class A Preferred shareholders.”

Business Acquisition Program
Effective immediately, CNC has commenced a new business acquisition agenda.  The Company is seeking to identify and acquire one or more profitable businesses with enterprise values ranging from $100 million to $500 million and is open to considering acquisitions domiciled outside of China that are not involved in the infrastructure or construction sectors.

Mr. Morro added, “Projected returns on private capital investments in the infrastructure and construction sectors in China appear to have been dramatically reduced due to the recent increase in liquidity in the China market.  As a result, we have decided to expand our investment focus to other lines of business.  Given the current conditions in the global credit markets, particularly for middle-market companies, we believe that CNC’s potential to access public equity for a newly acquired business could benefit both an acquired business and CNC shareholders.”

Trading Symbols
CNC also wishes to alert shareholders to the change in the trading symbols for its securities that was initiated by FINRA in November:

- Common shares:	CDLVE
- Class A Preferred shares:	CDLKE
- Warrants	CDLWE

CNC’s shares are quoted on the OTCBB. A complete description of CNC’s securities is available in the Company’s Proxy Statement/Prospectus dated August 7, 2009, and in its subsequent public filings available on the SEC website at: http://www.sec.gov.

About CNC
CNC, registered in the British Virgin Islands, has one operating subsidiary headquartered in Shanghai, P.R.C. that forms and leads consortiums to deliver comprehensive city planning and infrastructure build-outs to selected municipalities throughout China.  The Company’s “Build-Transfer” business model allows local governments to overcome financial and project management constraints and to quickly unlock economic development potential and property value.  In addition to supporting its clients with municipal development strategies, detailed planning and fully-financed project implementation, the Company also offers municipal government leaders support in obtaining long-term replacement financing and later-phase commercialization and project marketing. CNC’s principal corporate offices are located at 970 Dalian Rd, Suite 909, Shanghai 200092 P.R.C.  The address of CNC’s U.S. agent, WHI, Inc. is 410 South Michigan Ave., Suite 620, Chicago, IL  60605.

Additional information about CNC is available on the company’s website: http://www.cncdev.com or in IAG’s and CNC’s public filings, available from the SEC website: http://www.sec.gov.

Forward-looking Statements
This press release includes forward-looking statements that involve risks and uncertainties.  Forward looking statements are statements that are not historical facts.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.  The parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements.  Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties.  CNC assumes no obligation to update the information contained in this press release.